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                                                                 EXHIBIT (c)(38)

                                                          CHAIRMAN OF THE BOARD,
                                                             PRESIDENT AND CHIEF
                                                               EXECUTIVE OFFICER

                                                   March 31, 1994

CONFIDENTIAL

Board of Directors
Grumman Corporation
In care of Mr. Gene T. Sykes
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

Gentlemen and Mrs. Benson:

     As you are aware, we have grave concerns with the fairness of the bidding rules and procedures set forth in Dr. Caporali's March 28 letter. We continue to desire an unimpeded opportunity to participate in a truly open and fair procedure for bringing the bidding process to a conclusion without any impediment to our responding to any bid made by Martin Marietta.

     We strongly believe that a combination of Grumman and Northrop is in the best interests of our mutual stockholders and other constituencies; and we wish to be constructive in your effort to bring the bidding to a swift conclusion. Accordingly, Northrop Corporation hereby offers to increase the price Northrop will pay in accordance with the Merger Agreement as follows:

          (1) An increased price of $66.00 per share if Martin Marietta's proposal delivered to you at or before 5:00 p.m. New York time on March 31, 1994 (the "Martin Marietta Bid") contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $64.01 through $66, inclusive;

          (2) An increased price of $65.00 per share if the Martin Marietta Bid contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $63.01 through $64, inclusive;

          (3) An increased price of $64.00 per share if the Martin Marietta Bid contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $62.01 through $63, inclusive;

          (4) An increased price of $63.00 per share if the Martin Marietta Bid contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $61.01 through $62, inclusive;

          (5) An increased price of $62.00 per share if the Martin Marietta Bid contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $60.00 through $61 inclusive; or

          (6) A per share price of $60 if Martin Marietta fails to provide a bid letter or the Martin Marietta Bid does not contain a definitive offer of at least $60 per share.

     If Grumman shall choose to accept a bid from Martin Marietta at or above $66 per share, we would urge Grumman to notify Northrop of the bid as we will give serious consideration to topping such a bid.

     The offer made herein shall be irrevocable until 9:00 a.m. New York time on Monday, April 4, 1994.

     We must require that, upon Grumman's acceptance of the offer made herein at a particular price, Grumman shall certify to us in writing that such price is established in accordance with the formula set forth herein.

     We further advise you that Northrop reserves its right to submit additional bids or proposals intended to provide greater value to Grumman's stockholders or other constituent communities than any agreement which may be entered into between Grumman and Martin Marietta. Northrop does not agree with any provisions of the bidding procedures that purport to limit Northrop's ability to make such additional bids or proposals.
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     We expect that Grumman will honor the commitment it has made not to publicly disclose or communicate to Martin Marietta the terms of this offer, and this offer shall not be binding upon Northrop if it is so disclosed or communicated prior to entering into a definitive merger agreement with us. We also expect, and this offer is submitted on the condition, that Grumman will not enter into any agreement with either Martin Marietta or Northrop, except on the terms described in Dr. Caporali's March 28 letter.

     Acceptance of this offer by Grumman Corporation shall constitute acceptance and agreement to the Agreement and Plan of Merger submitted to you, pursuant to the letter dated March 23, 1994, from our counsel, with a change in the second "WHEREAS" clause of $60 to the dollar amount specified in Paragraphs (1) through
(5) herein and a change in Section 4.2 to correct a typographical error therein, to change the number 107,975,451 to 107,975.451.

                                          Sincerely yours,

                                          Kent Kresa